Filed Pursuant to Rule 424(b)(3)
Registration No. 333-214956

PROSPECTUS SUPPLEMENT NO. 1
DATED JULY 31, 2017
(To Prospectus dated December 19, 2016)

JAGUAR ANIMAL HEALTH, INC.

908,334 Shares
Common Stock

         This prospectus supplement ("Supplement") modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus, dated and made effective on December 19, 2016, related to the resale of our common stock from time to time by certain shareholders ("Prospectus"), of Jaguar Animal Health, Inc. ("Company"). This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus and all other supplements thereto.

         The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

         We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

         Investing in our common stock involves a high degree of risk. You are urged to read the section entitled "Risk Factors" beginning on page 14 of the Prospectus, which describes specific risks and other information that should be considered before you make an investment decision.

FORWARD-LOOKING
STATEMENTS

         You should carefully consider the risk factors set forth in the prospectus, as well as the other information contained in this Supplement and the Prospectus. This Supplement and the Prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the "Risk Factors" section of the Prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this supplement and the prospectus.

REPRICING OF WARRANTS

         The Company offered certain holders of warrants the opportunity to exercise such warrants for cash at a reduced exercise price of $0.40 for all of the Company's Series C Warrants (the "Reduced Exercise Price") issued pursuant to the Purchase Agreement. The Company received acceptance of the reprice offer (the "Acceptance") from 6 holders ("Holders") on July 31, 2017, and entered, on July 31, 2017, into separate Warrant Exercise Agreements with such Holders. Pursuant to the Acceptance and the separate Warrant Exercise Agreements, each Holder agreed solely with the Company to exercise certain warrants for cash in exchange for the Company reducing the current exercise price to the applicable Reduced Exercise Price for such warrants.

         This Supplement is being filed with respect to the Reduced Exercise Price of the following warrants:

Holder	No. of Series C Warrants Subject to Repricing

Anson Investments Master Fund LP	291,667

Brio Capital Master Fund Ltd.	333,334

L1 Capital Global Opportunities Master Fund	83,333

Empery Asset Master, Ltd.	83,904

Empery Tax Efficient II, LP	68,752

Empery Tax Efficient, LP	47,344

Total	908,334

Prospectus Supplement No. 1

Dated July 31, 2017